File No: 82-34882

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

RECEIVED

'06 DEC 12 A 9:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   FMR CORP and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Non-beneficial interests representing funds under management held on behalf of clients

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	**Holding**
JP Morgan, Bournemouth	1,443,208
Brown Brothers Harriman & Co	50
Bank of New York Brussels	45,900
JP Morgan, Bournemouth	4,000,000
JP Morgan, Bournemouth	958,808
	6,447,966

SUPPL

5. Number of shares / amount of stock acquired

   N/A

06019104

6. Percentage of issued class

   N/A

7. Number of shares / amount of stock disposed

   2,178,759 shares

8. Percentage of issued class

   0.99%

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

dlw 12/12

9. Class of security

   Ordinary shares

10. Date of transaction

    Not advised

11. Date company informed

    14 November 2006

12. Total holding following this notification

    6,447,966 shares

13. Total percentage holding of issued class following this notification

    2.94%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Patricia Kingdon – 01908 359 100

16. Name and signature of authorised company official responsible for making this notification

    Jon Green
    Company Secretary & General Counsel

Date of notification

14 November 2006

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

File No: 82-34882

1. Name of company

Filtrona plc

2. Name of shareholder having a major interest

Zurich Financial Services and its Group

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Zurich Financial Services and its Group

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holders	Beneficial Owner	Account	Holding
BNY (OCS) Nominees Ltd	Zurich Insurance Company, UK Branch	n/a	57,496
Littledown Nominees Ltd	Zurich Assurance Ltd	2891	4,178,423
Littledown Nominees Ltd	Zurich Assurance Ltd	7205	777,841
Littledown Nominees Ltd	Zurich Assurance Ltd	21688	503,470
Littledown Nominees Ltd	Zurich Assurance Ltd	2642	346,862
Littledown Nominees Ltd	Eagle Star Staff Pension Scheme	7207	2,586,458
BNY (OCS) Nominees Ltd	Zurich Insurance Company, UK Branch	219064	288,898
			8,739,448

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/K

8. Percentage of issued class

N/K

9. Class of security

Ordinary shares

File No: 82-34882

10. Date of transaction

    Not advised

11. Date company informed

    10 November 2006

12. Total holding following this notification

    8,739,448 shares

13. Total percentage holding of issued class following this notification

    3.98%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Patricia Kingdon – 01908 359 100

16. Name and signature of authorised company official responsible for making this notification

    Steve Dryden – Finance Director

    Date of notification

    13 November 2006